NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

February 9, 2022

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Bradley Ecker
Sherry Haywood

Re:	indie Semiconductor, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 20, 2022
File No. 333-261269

Dear Mr. Ecker and Ms. Haywood:

On behalf of indie Semiconductor, Inc. (the “Company”), we are hereby responding to the letter dated February 7, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed on January 20, 2022 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Form S-1

Cover Page

1.	We note your response to our prior comment 2 and reissue. Please disclose the extent of your operations in China and Hong Kong. Please quantify, where possible, the portion that Wuxi, including its wholly-owned subsidiaries, indie Semiconductor HK, Ltd. and Shanghai Ziyung Microelectronics Co., Ltd, contributes to your operations and revenues.

Response:

We have revised the disclosure on the cover page and elsewhere in the Amended Registration Statement as requested.

Executive Compensation, page 76

2.	Please update executive compensation disclosure as of the fiscal year ended December 31, 2021.

Response:

We have revised the disclosure beginning on page 76 of the Amended Registration Statement as requested.

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North Carolina | South Carolina | Tennessee | West Virginia

Division of Corporation Finance

February 9, 2022

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2806 or E. Peter Strand at (202) 689-2983. Thank you for your attention to this matter.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	indie Semiconductor, Inc.
Mr. Thomas Schiller